April 9, 2019

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics, Inc.
53 Bridge Street, Unit 507
Brooklyn, New York, 11251

        Re: Monogram Orthopaedics, Inc.
            Offering Statement on Form 1-A
            Filed March 13, 2019
            File No. 024-10973

Dear Mr. Sexson:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 13, 2019

Investors in this offering may not be entitled to a jury trial, page 11

1. We note your disclosure in this risk factor that investors "should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement."
       However, we note that section 9 of the subscription agreement states that each party represents and warrants that it "has reviewed this waiver with its legal counsel, and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel." Please revise to describe in an appropriate section of your offering circular this representation and warranty included in the subscription agreement. Provisions of Note in Our Subscription Agreement, page 16

2. Section 9 of your subscription agreement appears to indicate that the forum selection provision does not apply to actions arising under the federal securities laws. If so, please revise page 16 of your offering circular to disclose that your exclusive forum provision
 Benjamin Sexson
FirstName LastNameBenjamin Sexson
Monogram Orthopaedics, Inc.
Comapany NameMonogram Orthopaedics, Inc.
April 9, 2019
April 2 2019 Page 2
Page 9,
FirstName LastName
         does apply to actions arising under the federal securities laws. Also, please tell us which exhibit represents the operating agreement mentioned on page 16.
Use of Proceeds to Issuer, page 17

3. We note your disclosure on page 10 regarding investors paying the purchase price for your shares by cancellation or conversion of indebtedness. Please quantify the price per share that investors who cancel or convert debt as mentioned on page 10 will pay per share for the securities being offered in this transaction, and highlight any difference in the price that other investors will pay. Also, tell us the portion of the offering that would be sold if all eligible debt holders cancelled or converted their debt for securities in this offering. In this regard, if your disclosures regarding the minimum offering amount like on pages 24 and 25 are based on the assumption that there are no note cancellations or conversions, please clarify those disclosures in context.
4. We note exhibit 6.1 and your disclosure regarding accounts payable to related parties like on page F-18. Please provide the disclosure required by instruction 2 to Form 1-A Part II
         Item 6. Also, ensure that the appropriate section of your offering circular includes all disclosure required by Form 1-A Part II Items 10, 11 and 13, including with regard to section 6(c) of exhibit 6.9.
The Company's Business, page 18

5. Given the status of development of your product, please tell us the basis for your statements on page 20 regarding the equipment being significantly cheaper and your flexibility to discount. Also clarify which of the disclosed capabilities and advantages of the product have been developed and objectively demonstrated, and clarify any material disadvantages identified to date.
6. Please tell us whether you commissioned any of the data cited in your offering circular.
         We note for example the information on page 25.
Regulation, page 22

7. Please reconcile the timeline disclosed in the last sentence in this section with the timeline disclosed in the first sentence of the second bullet point on page 25, particularly given the twelve months mentioned in the last bullet point on page 24.
Exhibits

8. Please file, or tell us why you do not believe you are required to file, the license agreement mentioned in the second risk factor on page 9, the preemptive rights mentioned on page 11, the agreements mentioned in footnote (1) on page 29, the development and supply agreement mentioned in the third paragraph on page 30, the warrants mentioned on pages 30 and F-18, and the notes mentioned on page F-12 not identified in your exhibit index. Also, please tell us (1) the authority on which you rely to
 Benjamin Sexson
Monogram Orthopaedics, Inc.
April 9, 2019
Page 3
       offer new, substituted or additional securities as indicated on page 13 of exhibit 4 and
       (2) whether the subscription agreement mentioned on page 16 is the same document as the
       Series A Preferred Stock Purchase Agreement mentioned on page 16.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameBenjamin Sexson
                                                             Division of
Corporation Finance
Comapany NameMonogram Orthopaedics, Inc.
                                                             Office of
Electronics and Machinery
April 9, 2019 Page 3
cc:       Andrew Stephenson
FirstName LastName